Energie vernünftig nutzen

EVN Letter to Shareholders 1st Half-Year 2006/07
October 1, 2006 – March 31, 2007


Value

Initial consolidation of the **Macedonian subsidiary ESM AD** for the 1st half-year + **mild winter temperatures** put pressure on energy business results + **revenue** up by 6.2% + **Group net result** 3.0% below high level of previous year + **Environmental Services**: market entry in Turkey + **integration in Bulgaria and Macedonia** well underway

Highlights 1st Half-Year 2006/07

- 6.2% revenue (EUR 1,252.7m)
- 6.5% EBITDA (EUR 256.1m)
- 9.9% EBIT (EUR 171.9m)
- 3.0% Group net profit (EUR 188.9m)
- 4.8% gross cash flow (EUR 268.7m)

- Initial consolidation of the Macedonian subsidiary ESM AD for the 1st half of a financial year
- Weather-related decline in energy sales
- Preparation of a voluntary social benefits programme in Macedonia
- Declining primary energy prices for gas to be passed on to consumers
- Environmental Services segment: market entry in Turkey

EVN Group: key figures		2006/07 HY. 1	2005/06 HY. 1	Change %	2005/06	2004/05
Sales volumes						
Electricity generation	GWh	2,078	2,982	–30.3	4,556	4,484
Electricity sales volumes to end customers	GWh	9,731	7,496	29.8	15,641	11,342
Gas sales volumes to end customers	m m^3	409	572	–28.5	682	636
Heating sales volumes to end customers	GWh	693	796	–13.0	1,067	1,033
Income statement						
Revenue	EURm	1,252.7	1,179.8	6.2	2,071.6	1,609.5
EBITDA	EURm	256.1	274.0	–6.5	397.4	335.2
EBITDA margin	%	20.4	23.2	–	19.2	20.8
Results from operating activities (EBIT)	EURm	171.9	190.8	–9.9	184.4	131.0
EBIT margin	%	13.7	16.2	–	8.9	8.1
Profit before income tax	EURm	246.5	272.2	–9.5	304.9	186.2
Group net profit	EURm	188.9	194.7	–3.0	221.9	144.4
Earnings per share (EPS)	EUR	4.62	4.76	–3.0	5.43	3.53
Balance sheet						
Balance sheet total	EURm	5,922.5	5,594.0	5.9	5,845.8	4,739.6
Equity	EURm	2,771.7	2,673.3	3.7	2,756.0	2,285.4
Equity ratio	%	46.8	47.8	–	47.1	48.2
Net debt	EURm	799.5	938.8	–14.8	930.0	673.8
Gearing	%	28.8	35.1	–	33.7	29.5
Cash flow and investments						
Net cash flow from operating activities	EURm	104.8	155.9	–32.8	399.7	267.1[1]
Investments	EURm	86.0	309.2[2]	–72.2	251.5	192.6
Employees						
Number of employees	Average	9,665	6,495	48.8	9,973	6,654
Thereof South East Europe	Average	6,989	3,895	79.4	7,353	4,049
Value creation						
Return on equity (ROE)	%	7.5	9.0	–	10.6	8.2
Return on capital employed (ROCE)	%	5.5	6.4	–	7.9	6.2

[1] The figure for 2004/05 was adjusted due to changes in the reporting structure of the cash flow statement.
[2] Incl. payment of the EUR 225.0m purchase price for the acquisition of ESM AD Elektrostopanstvo na Makedonija



Dear shareholder!

Following a very strong performance in the 2005/06 financial year, the EVN Group results achieved during the 1st half year 2006/07 were below the comparable level posted in the previous year. This can be primarily attributed to the mild temperatures prevailing throughout Europe. In many areas, the Energy segment was characterised by a decline in sales volumes. However, it posted an overall increase in external revenue, due to the fact that our new Macedonian subsidiary ESM AD was incorporated into our half-year consolidated financial statements for the first time. Despite numerous but smaller new projects, the completion of the large drinking water project in Moscow led to a decrease in the contribution of the Environmental Services segment compared to the same period of the preceding year.

All in all, EVN Group revenue climbed by 6.2% in the 1st half-year 2006/07, to EUR 1,252.7m, primarily due to the initial consolidation of ESM AD. However, the results from operating activities (EBIT) declined by 9.9% compared to the level achieved in the 1st half of 2005/06, to EUR 171.9m. This can be mainly attributed to the decline in sales volumes. The Group net profit fell by 3.0%, to EUR 188.9m.

Significant decline in Energy segment sales volumes

Mild temperatures dampen sales and revenue development

In terms of the heating degree total, the temperatures in the areas in Austria supplied by EVN were 25% higher in the 1st half-year 2006/07 than the long-term average. In Macedonia, the temperatures were 10% higher in the 1st half-year 2006/07, in Bulgaria 14% warmer. Nevertheless, the initial consolidation of our Macedonian subsidiary, boasting electricity network sales of 2,566 GWh, more than compensated for the decline in electricity sales volumes on the Austrian and Bulgarian markets. All in all, total electricity sales volumes of the EVN Group were even close to 30% higher year-on-year. In contrast, gas sales volumes to end customers dropped by 28.5%, whereas heating sales volumes decreased by 13.0%. This development was even more pronounced due to the fact that the winter of the 2005/06 financial year was marked by unusually low temperatures.

Falling primary energy costs lead to decrease in end customer sales prices

The period under review was characterised by a change in the development of energy prices. Effective December 1, 2006, we had raised our sales prices for electricity and gas as a consequence of the considerable increase in energy procurement costs during the previous financial year. By doing so, we at least managed to partially compensate for those higher costs. Nevertheless, the extremely mild winter enabled household customers to benefit from savings in heating costs amounting to about 30% up until the end of March 2007 alone. In the meantime, gas procurement costs, closely linked to the price of crude oil, significantly declined during the first three months of 2007. EVN will carry out a downward adjustment in its gas prices, thus passing on the price cuts to its end customers. Naturally, EVN will also profit from the lower gas procurement costs. Due to decreased electricity consumption, falling primary energy prices and considerably lower prices for CO_2 emission certificates, the wholesale prices for electricity also declined by roughly 40% during the period under review.

EVN's international expansion continues

In the period under review, we made considerable progress in integrating the business operations of our Macedonian subsidiary ESM AD. In recent months, a framework agreement for personnel reductions on a voluntary basis was developed in cooperation with trade union representatives. At the beginning of April, the Macedonian regulatory authority approved an electricity tariff hike. Investments totalling EUR 42m are planned in the year 2007 as part of a comprehensive investment programme. In Bulgaria, we successfully concluded the legally prescribed unbundling of the functions of the electricity supplier and network operator. Our subsidiary EVN Bulgaria Elektrorazpredelenie AD ("EVN EP AD") is now responsible for network operations, whereas EVN Bulgaria Elektrosnabdjavane AD ("EVN EC AD") will serve exclusively as a utility company.

Following the ground-breaking ceremony for the coal-fired power plant in Duisburg, Germany, which is being jointly constructed in cooperation with STEAG, the progress in this phase of the project were the construction of the foundation for the building, as well as a 100 meter high stair tower for the boiler house.

Environmental Services segment – regional expansion

We also made considerable progress in the Environmental Services segment in the 1st half-year 2006/07. Since November, the large new drinking water facility constructed by our subsidiary WTE Wassertechnik has been supplying perfectly clean drinking water from the Moskva River to one million inhabitants of the City of Moscow. WTE also transferred the third extension phase of the central municipal wastewater treatment plant to the Croatian capital of Zagreb, and is now intensively continuing work on a biogas extraction system for a heat generation plant at this location.

Latest market entry: Turkey

WTE succeeded in penetrating the Turkish market by winning the international tender for a large municipal wastewater treatment installation for the City of Istanbul. As manager of the consortium, WTE will be responsible for building a wastewater treatment plant serving two million inhabitants, working together with Turkish construction companies. Construction time will be approximately two and one half years, after which WTE will conduct the operation of the facility for a five-year period. Total investment volume is EUR 108m, of which WTE's share amounts to over EUR 50m. In Lower Austria, we further increased the number of end customers we directly supply with drinking water, acquiring the water supply networks of other municipalities.

Thanks to the mild weather conditions, construction work continued unabatedly on the waste incineration plant for the City of Moscow during this winter. Start-up of the facility is expected in the fall of 2007, as scheduled. In order to build a third waste incineration line at our Dürnrohr waste incineration plant and thus expand its capacity, we expect to be granted the required permits and start work by the middle of July 2007.

Outlook

In the light of the extremely mild temperatures in the 1st half of 2006/07, we anticipate a slight decline in earnings for the 2006/07 financial year. Sales volumes declined in the Energy segment, whereas numerous new projects launched by the Environmental Services segment will largely be able to compensate for the completion of large-scale projects. The network tariff cuts effective January 1, 2007, as stipulated by the Austrian regulatory authority, also put downward pressure on our margins. In particular, the prescribed reduction in gas network tariffs averaging 4.0% led to a corresponding loss in revenue. Moreover, starting from July 2007, we will pass on the reduction in primary energy prices for gas to our end customers. We continue to anticipate strong financial results for 2006/07 as a whole. However, these will be somewhat below the particularly good results posted by the EVN Group in the preceding financial year, which were positively impacted by one-off effects from investments in associates. Subsequently, the Group net profit in 2006/07 will remain somewhat under the record level achieved in the past financial year.

Burkhard Hofer
Speaker of the Executive Board
Maria Enzersdorf, May 2007

Business development

Revenue by region
HY. 1


6.1%
25.9%
9.0%
17.8%
73.2%
68.0%

2006/07
2005/06

- Austria
- South East Europe
- Central and Eastern Europe

Energy sector environment	2006/07	2005/06	Change	2005/06
	HY. 1	HY. 1	%	
Temperature-related energy demand (%)[1]	75	103	–	101
Crude oil price (EUR/barrel)	45.89	50.35	–8.9	53.03
Gas price (cent/m³)[2]	23.62	22.26	6.1	22.94
Coal (EUR/tonne)[3]	52.37	46.86	11.8	48.69
EEX[4] spot price for base load electricity (EUR/MWh)	37.20	62.46	–40.4	54.62
EEX spot price for peak load electricity (EUR/MWh)	53.11	89.75	–40.8	79.21
EEX price for CO_2-emission certificates (EUR/tonne) NAP I.	5.85	24.07	–75.7	20.74

[1] Calculated according to the heating degree total. The basis (100%) corresponds to the long-term average value 1971–2000.
[2] Gas import prices (GIMP), Austrian Statistical Office
[3] API#2 (ARA notation)
[4] EEX – European Energy Exchange

Income statement	2006/07	2005/06			2006/07	2005/06		
	HY. 1	HY. 1	Change		Q. 2	Q. 2	Change	
	EURm	EURm	EURm	%	EURm	EURm	EURm	%
Energy revenue	1,132.7	1,028.5	104.2	10.1	589.6	554.7	34.9	6.3
Environmental Services revenue	106.6	135.0	–28.4	–21.0	43.2	72.1	–28.9	–40.1
Strategic Investments and Other Business revenue	13.3	16.3	–3.0	–18.5	7.5	5.2	2.3	43.6
Total revenue	**1,252.7**	**1,179.8**	**72.8**	**6.2**	**640.5**	**632.0**	**8.4**	**1.3**
Change in work in progress and own work capitalised and other operating income	25.5	16.9	8.6	50.6	13.0	5.3	7.8	–
Electricity purchases and primary energy expenses	–695.1	–626.5	–68.5	–10.9	–357.3	–343.3	–13.9	–4.1
Other materials and services	–128.9	–134.5	5.6	4.2	–53.4	–66.0	12.6	19.1
Personnel expenses	–133.6	–121.8	–11.7	–9.6	–67.8	–57.7	–10.1	–17.5
Depreciation and amortisation	–84.3	–83.2	–1.1	–1.3	–42.2	–42.3	0.1	0.1
Other operating expenses	–64.6	–39.9	–24.7	–62.0	–36.3	–24.9	–11.4	–46.0
Results from operating activities (EBIT)	**171.9**	**190.8**	**–19.0**	**–9.9**	**96.5**	**103.1**	**–6.6**	**–6.4**
Income from investments in associates	95.2	89.9	5.3	5.9	66.5	59.0	7.5	12.7
Interest and other financial results	–20.6	–8.5	–12.1	–	–16.7	–2.1	–14.6	–
Financial results	**74.6**	**81.4**	**–6.8**	**–8.4**	**49.8**	**56.9**	**–7.1**	**–12.5**
Profit before income tax	**246.5**	**272.2**	**–25.8**	**–9.5**	**146.2**	**160.0**	**–13.8**	**–8.6**
Income tax expense	–38.4	–48.5	10.1	20.8	–18.6	–27.2	8.7	31.8
Net profit for the period	**208.1**	**223.7**	**–15.7**	**–7.0**	**127.7**	**132.8**	**–5.1**	**–3.9**
Thereof								
Minority interest	19.2	29.0	–9.8	–33.9	12.2	20.3	–8.1	–39.9
EVN AG shareholders (Group net profit)	**188.9**	**194.7**	**–5.9**	**–3.0**	**115.5**	**112.5**	**3.0**	**2.6**
	EUR	EUR	EUR	%	EUR	EUR	EUR	%
Earnings per share[1]	**4.62**	**4.76**	**–0.14**	**–3.0**	**2.82**	**2.75**	**0.07**	**2.5**

[1] There is no difference between basic and diluted earnings per share.

Revenue by segment
HY. 1


9.0%
1.1%
11.4%
1.4%
87.2%
96.0%

2006/07
2005/06

- Energy
- Environmental Services
- Strategic Investments and Other Business

EBIT by segment
HY. 1


100
80
60
40
20
%
89.3
11.5
–0.9
92.9
9.7
–2.6
2005/06
2006/07

- Energy
- Environmental Services
- Strategic Investments and Other Business

Compared to the 1st half-year 2005/06, the consolidation range of the EVN Group changed in the 1st half-year 2006/07, expanding by five fully consolidated companies. The consolidation of the Macedonian electricity supplier ESM AD, which was acquired in April 2006, was of particular importance.

Revenue and results

The increase in total revenue by 6.2%, to EUR 1,252.7m, is primarily the result of the integration of the Macedonian electricity supplier in the consolidated financial statements of the EVN Group. Otherwise, energy revenue declined, due to the fact that the upward value adjustments in the sales prices for electricity and gas could not compensate for the temperature-related decline in sales volumes.

The rise in the item "Electricity purchases and primary energy expenses" by 10.9%, to EUR 695.1m, is mainly related to the consolidation of ESM AD. The item "Other materials and services" decreased by 4.2%, to EUR 128.9m, in spite of a maintenance and upgrading programme designed to reduce network losses in Bulgaria and Macedonia and the scheduled revision of the waste incineration facility in Dürnrohr. This was due to the completion of the large-scale drinking water project in Moscow in the 1st quarter.

In the 1st half of 2006/07, the average number of employees in the EVN Group rose by 48.8% to 9,665 people, compared to the first six months of the previous year. The main reason was once again the consolidation of the Macedonian subsidiary. However, personnel expenses rose by only 9.6%. This disproportionately low rate can be primarily explained by the lower wage levels prevailing in South East Europe, as well as the restructuring expenses in Bulgaria during the 1st half-year 2005/06.

During the period under review, the results from operating activities (EBIT) of the EVN Group declined by 9.9%, to EUR 171.9m. The main factors accounting for this decrease were the unusually mild winter temperatures, the impairment of receivables in Macedonia, unfavourable tariff reductions stipulated by the Bulgarian regulatory authority, and the drop in EVN's Environmental Services business caused by the completion of the large-scale drinking water project in Moscow.

The financial results of the EVN Group in the 1st half of 2006/07 fell by 8.4% compared to last year's level, to EUR 74.6m. The income from investments in associates rose by EUR 5.3m, to EUR 95.2m. In this case, a significant increase in the dividends paid out by Verbundgesellschaft combined with the income resulting from profit-sharing rights in the telecommunications holding company Vereinigte Telekom Österreich Beteiligung GmbH (VTÖB) more than compensated for the lower contribution from companies included at equity. In contrast, the item "Interest and other financial results" declined by EUR 12.1m, to EUR –20.6m, due to an increase in non-current loans and borrowings, and a lower contribution from other financial results.

Group net profit: –3.0%

Against this backdrop, the profit before income tax also declined by 9.5%, to EUR 246.5m. However, the decline in the total EVN Group net profit was comparatively moderate during the period under review, falling by 3.0%, to EUR 188.9m. This development can be attributed to the impact of a downward value adjustment in provisions for deferred tax liabilities in Bulgaria, due to a cut in the income tax rate from 15% to 10%, lower income tax expenses and a smaller minority interest share of the net profit for the period.

Cash flow

The gross cash flow of the EVN Group amounted to EUR 268.7m in the 1st half of 2006/07, a decline of 4.8% compared to the preceding year. The decrease in the profit before income tax by 9.5%, or EUR 25.8m, was partly compensated by a higher level of non-cash items, attributed to the lower amount of non-cash income in the financial results.

Investments
HY. 1


0.5% 2.7%
11.9%
35.0%
46.2%
3.7%

2006/07
2005/06

- Generation
- Networks
- Energy Procurement and Supply South East Europe
- Environmental Services
- Strategic Investments and Other Business

After taking account of the higher increase in working capital on the balance sheet date compared to the previous year, the net cash flow from operating activities decreased by EUR 51.1m, to EUR 104.8m.

The net cash flow from investing activities, which had been significantly affected by the acquisition of ESM AD in the 1st half 2005/06, at a purchase price of EUR 225.0m, includes proceeds from the sale of EVN's shareholding in Energie AG Oberösterreich, amounting to EUR 177.4m, which were primarily invested in current securities. Subsequently, total net cash flow from investing activities amounted to EUR –94.7m.

All in all, EVN posted a negative cash flow amounting to EUR –5.3m in the 1st half of 2006/07. This led to a decrease of total cash and cash equivalents, to EUR 71.5m. In addition, as at March 31, 2007, EVN had invested EUR 385.4m in current securities, which pursuant to IFRS, were not assigned to cash and cash equivalents. Accordingly, the liquidity situation of the EVN Group continues to be very stable.

Cash flow statement

	2006/07	2005/06		
	HY. 1	HY. 1	Change	
	EURm	EURm	EURm	%
Profit before income tax	246.5	272.2	–25.8	–9.5
Non-cash items	22.3	10.0	12.3	–
Gross cash flow	268.7	282.2	–13.4	–4.8
Net cash flow from operating activities	104.8	155.9	–51.1	–32.8
Net cash flow from investing activities	–94.7	–383.7	289.0	75.3
Net cash flow from financing activities	–15.4	212.9	–228.2	–
Net change in cash and cash equivalents	–5.3	–14.9	9.6	64.5
Cash and cash equivalents at the beginning of the period	76.8	82.4	–5.6	–6.8
Cash and cash equivalents at the end of the period	71.5	67.5	4.0	5.9

Investments approximately at last year's level

Investments

The investments of the EVN Group in intangible assets and property, plant and equipment amounted to EUR 86.0m in the 1st half-year 2006/07. This represents a slight rise of 2.2%, not including payment of the purchase price of EUR 225.0m for ESM AD in the previous year. The focus was on continuing the investment programme in Bulgaria and Macedonia in order to upgrade electricity meters and network technologies and further reduce energy losses from the power grid, acquiring two mobile voltage transformation substations for EVN subsidiaries in South East Europe, and in further expanding the gas network in Lower Austria.

Balance sheet total slightly under EUR 6bn

Balance sheet

Compared to the last balance sheet date on September 30, 2006, the balance sheet total rose by 1.3%, to EUR 5,922.5m.

The items "Intangible assets" and "Property, plant and equipment" remained basically unchanged during the period under review, at EUR 2,362.7m, due to investments corresponding to ongoing depreciation and amortisation. A decline in the share price of Verbundgesellschaft, attributable to profit-taking on the part of shareholders, led to a corresponding result-neutral write-down in the valuation of this investment, and subsequently a reduction in the items "Investments in associates" and "Other investments". In contrast,

Balance sheet structure



100
90
80
70
60
50
40
30
20
10
%
18.2
81.8
9.5
43.4
47.1
20.3
79.7
9.8
43.4
46.8
30.9.2006
31.3.2007
Current assets
Non-current assets
Current liabilities
Non-current liabilities
Equity

Balance sheet	31.3.2007	30.9.2006	Change	
	EURm	EURm	EURm	%
Assets				
Non-current assets				
Intangible assets	329.7	333.0	–3.3	–1.0
Property, plant and equipment	2,033.0	2,026.4	6.7	0.3
Investments in associates	489.0	424.3	64.7	15.2
Other investments	1,303.8	1,479.1	–175.3	–11.9
Non-current receivables from leases	416.8	384.4	32.3	8.4
Other non-current assets	145.4	134.7	10.7	7.9
	4,717.7	**4,781.9**	**–64.2**	**–1.3**
Current assets				
Inventories	78.2	70.7	7.5	10.6
Current receivables and other current assets	599.6	618.6	–19.0	–3.1
Cash and current deposits	527.1	374.6	152.5	40.7
	1,204.9	**1,063.9**	**140.9**	**13.2**
Total assets	**5,922.5**	**5,845.8**	**76.7**	**1.3**
Equity and liabilities				
Equity				
Equity attributable to EVN shareholders	2,523.9	2,523.3	0.6	–
Minority interest	247.8	232.7	15.1	6.5
	2,771.7	**2,756.0**	**15.8**	**0.6**
Non-current liabilities				
Non-current loans and borrowings	1,425.9	1,397.2	28.7	2.1
Deferred tax liabilities	349.0	379.7	–30.7	–8.1
Non-current provisions	452.2	434.2	18.0	4.2
Deferred income from network subsidies	259.3	250.0	9.3	3.7
Other non-current liabilities	83.8	75.9	7.9	10.4
	2,570.3	**2,537.0**	**33.3**	**1.3**
Current liabilities				
Current loans and borrowings	17.0	15.3	1.7	11.4
Taxes payable	123.3	58.4	64.8	–
Trade payables	141.8	201.1	–59.3	–29.5
Current provisions	145.0	147.3	–2.3	–1.5
Other current liabilities	153.5	130.8	22.7	17.4
	580.5	**552.8**	**27.7**	**5.0**
Total equity and liabilities	**5,922.5**	**5,845.8**	**76.7**	**1.3**

the value of the companies included at equity increased, related to the current income after tax contributed by these companies. At the same time, the receivables from long-term lease transactions rose as a result of EVN's ongoing project business. Accordingly, total non-current assets dropped by 1.3%, to EUR 4,717.7m.

Due to the payment of the receivables resulting from the sale of EVN's shareholding in Energie AG Oberösterreich, which led to a corresponding increase in cash and cash equivalents, current receivables and other current assets declined by 3.1%, to EUR 599.6m, despite a seasonally-related rise in current receivables from the energy business. Current assets increased by 13.2% during the period under review, to EUR 1,204.9m.

Equity ratio: 46.8%

Despite the result-neutral write-down of the valuation of EVN's investment in Verbundgesellschaft and the dividends paid to EVN shareholders for the 2005/06 financial year, the Group net profit posted in the 1st half-year 2006/07 led to a slight increase in equity by 0.6%, to EUR 2,771.7m. The equity ratio thus amounted to 46.8% at the end of the period under review. Based on net debt totalling EUR 799.5m, the gearing in the EVN Group was at a level of 28.8%, which is significantly below the average in the sector.

Non-current loans and borrowings rose in the 1st half of 2006/07 by 2.1%, to EUR 1,425.9m. Despite a valuation-related decrease in loans and borrowings in foreign currencies, this rise was primarily due to an increase in non-current provisions for the corresponding hedging instruments. The main reasons underlying this development were a restructuring of the financing for various electricity generation facilities and the further use of a credit line granted within the framework of a syndicated loan to construct a waste incineration installation in Moscow. Taking account of the reduction in provisions for deferred tax liabilities attributed to the downward adjustment in the value of EVN's shareholding in Verbundgesellschaft, as well as the network subsidies which were received, total non-current liabilities rose by 1.3%, to EUR 2,570.3m.

The increase in taxes payable and other current liabilities was offset by the reduction in trade payables. Total current liabilities amounted to EUR 580.5m at the end of the 1st half-year 2006/07, a rise of 5.0% compared to the comparable date of the previous year.

Changes in equity statement

EURm	Share capital	Capital reserve	Retained earnings	Revaluation reserve	Valuation reserve according to IAS 39	Currency translation reserve	Minority interest	Total
Balance on 30.9.2005	**99.1**	**309.4**	**1,080.9**	**7.1**	**597.7**	**0.1**	**191.2**	**2,285.4**
Dividends for 2004/05	–	–	–47.0	–	–	–	–26.3	–73.3
Net profit for the period 2005/06	–	–	221.9	–	–	–	44.9	266.8
Valuation gains/losses from financial instruments	–	–	–	–	248.0	–	–	248.0
Currency translation adjustment	–	–	–0.2	–	–	0.1	–	–
Business combinations	–	–	–	–	–	–	20.2	20.2
Proportional share of result-neutral changes to investments in associates recognised directly in equity	–	–	–	–	6.3	–	2.7	8.9
Balance on 30.9.2006	**99.1**	**309.4**	**1,255.6**	**7.1**	**851.9**	**0.3**	**232.7**	**2,756.0**
Dividends for 2005/06		–	–57.2	–	–	–	–1.6	–58.8
Net profit for HY. 1 2006/07	–	–	188.9	–	–	–	19.2	208.1
Valuation gains/losses from financial instruments	–	–	–	–	–132.1	–	–	–132.1
Currency translation adjustment	–	–	–	–	–	–0.3	–	–0.3
Proportional share of result-neutral changes to investments in associates recognised directly in equity	–	–	–	–	1.4	–	–0.5	0.9
Business combinations of fully consolidated companies	–	–	–	–	–	–	–2.0	–2.0
Balance on 31.3.2007	**99.1**	**309.4**	**1,387.3**	**7.1**	**721.2**	**–0.1**	**247.8**	**2,771.7**

Business segments

Segment activities	
Segment	**Activity**
Energy	Generation, Networks, Energy Procurement and Supply and South East Europe
Environmental Services	Water, wastewater and waste incineration
Strategic Investments and Other Business	Strategic and other investments and Group services

Energy segment

Key energy business indicators				
	2006/07	2005/06	Change	
	HY. 1	HY. 1	Nominal	%
Electricity generation (GWh)	2,078	2,982	–905	–30.3
Thereof thermal power	1,542	2,655	–1,113	–41.9
Thereof renewable energy	536	327	209	63.8
Distribution volumes				
Electricity (GWh)	10,212	7,919	2,292	28.9
Thereof Austria	3,792	3,890	–98	–2.5
Thereof Bulgaria	3,853	4,029	–175	–4.4
Thereof Macedonia	2,566	–	2,566	–
Gas (m m³)[1]	1,006	1,391	–385	–27.7
Supply volumes to end customers				
Electricity (GWh)[2]	9,731	7,496	2,235	29.8
Thereof Austria	3,312	3,468	–156	–4.5
Gas (m m³)[3]	457	629	–172	–27.3
Heating (GWh)	693	796	–103	–13.0

[1] Incl. network sales to EVN power stations
[2] In Bulgaria and Macedonia, the energy sales to end customers correspond to the network sales.
[3] Incl. gas wholesales amounting to 48 m m³ (previous year: 57 m m³)

Key figures Energy segment				
	2006/07	2005/06		
	HY. 1	HY. 1	Change	
	EURm	EURm	EURm	%
External revenue	1,132.7	1,028.5	104.1	10.1
Intra-Group revenue	4.7	4.8	–0.1	–1.1
Operating expenses	–901.8	–790.0	–111.8,	–14.1
EBITDA	235.6	243.3	–7.7	–3.2
Depreciation and amortisation	–76.0	–72.9	–3.1	–4.2
Results from operating activities (EBIT)	159.6	170.4	–10.8	–6.3
EBIT margin (%)	14.0	16.5	–	–
Financial results	–10.4	–1.5	–8.9	–
Profit before income tax	149.3	168.9	–19.7	–11.6
Investments	75.4	305.3[1]	–230.0	–75.3

[1] Incl. payment of the purchase price of EUR 225.0m for the acquisition of ESM AD

Electricity generation from renewable energy sources: +63.8%

Due to the start-up of the two new combined cycle heat and power plants in Baden and Mödling, as well as new windparks, at 536 GWh, EVN's electricity generation from renewable energy sources in the period under review was 63.8% above the comparable period in the preceding year. In contrast, electricity generation from EVN's own thermal power stations reached a level of 1,542 GWh, which was 41.9% below the record production in the 1st half-year 2005/06. This development was primarily related to declining market prices.

Energy revenue: +10.1%

In the 1st half-year 2006/07, the external revenue of the Energy segment rose by 10.1% compared to the previous year's total, to EUR 1,132.7m. This can be primarily attributed to the initial consolidation of the Macedonian subsidiary ESM AD.

Consolidation of ESM AD boosts electricity distribution volumes by close to 29%

Due to the integration of ESM AD with electricity network sales of 2,566 GWh, the electricity distribution volumes of the EVN Group were up 28.9%, to 10,212 GWh, compared to the previous year's level. As a result of the negative impact of the mild winter temperatures, electricity distribution volumes in Austria and Bulgaria during the 1st half year 2006/07 declined by 2.5% and 4.4% respectively, to 3,792 GWh in Austria and 3,853 GWh in Bulgaria. Accordingly, during the period under review, Bulgaria accounted for the largest share of total electricity distribution volumes. Weather-related conditions tend to have a much stronger effect on the gas segment. For this reason, gas distribution volumes declined by more than one-quarter, to 1,006 m m^3.

Electricity sales volumes: +29.8%

Electricity sales volumes of the EVN Group supplied to end customers were below expectations during the period under review, primarily as the result of the mild temperatures. Electricity sales volumes declined significantly on the Austrian and Bulgarian markets, down 4.5% and 4.4% respectively. However, due to the integration of the Macedonian subsidiary, total electricity sales volumes to end customers rose by 29.8%, or 2,235 GWh, to 9,731 GWh.

Coverage ratio: 21.3%

During the period under review, the EVN Group supplied 21.3% of the electricity provided to end customers from its own power plants. If one does not take into account the Bulgarian and Macedonian subsidiaries, which do not possess any major power generating capacity as present, this figure is much higher, at 62.7%.

Gas sales volumes: –27.3%

In the gas segment, which generally reacts more strongly to weather conditions, gas sales volumes in the period under review amounted to 457 m m^3, which was 27.3% below the much colder 1st half-year 2005/06.

Heating sales volumes: –13.0%

The ongoing expansion of EVN's heating installations could not compensate for the decline in sales volumes as the result of the mild winter. Subsequently, heating sales volumes fell by 13.0%, to 693 GWh.

Generation business unit

Since October 1, 2006, the revenue of this business unit only comprises the option value of the power plants, thus mainly representing the difference between the revenue for electricity and the accruing primary energy costs. The marketing of the electricity generated as well as primary energy sourcing is encompassed in the Energy Supply business unit.

Generation business unit				
	2006/07	2005/06		
	HY. 1	HY. 1	Change	
	EURm	EURm	EURm	%
Revenue	59.7	166.7	–107.0	–64.2
Results from operating activities (EBIT)	29.0	27.4	1.6	5.9
Profit before income tax	26.0	25.4	0.6	2.3
Investments	2.3	27.5	–25.2	–91.5

Revenue: –64.2%
EBIT: +EUR 1.6m

Due to the change in presentation of EVN Group's power generation activities, the revenue of this business unit declined by 64.2% in the period under review, to EUR 59.7m. In contrast, the results from operating activities (EBIT) rose by 5.9%, to EUR 29.0m.

Networks business unit

Effective January 1, 2006, the Austrian regulatory authority had lowered network tariffs for EVN's electricity networks by an average of about 2.5%. Due to the newly-launched incentive regulatory system, electricity network tariffs for EVN's electricity networks remained steady in the course of the latest tariff rate appraisal in January 2007, as was to be expected. In the gas sector, the Austrian regulator imposed a mandatory reduction in network tariffs as of January 1, 2007, by an average of 4.0%.

Networks business unit				
	2006/07	2005/06		
	HY. 1	HY. 1	Change	
	EURm	EURm	EURm	%
Revenue	256.3	266.2	–9.9	–3.7
Results from operating activities (EBIT)	66.4	90.1	–23.7	–26.3
Profit before income tax	61.3	84.0	–22.7	–27.0
Investments	30.1	31.2	–1.0	–3.3

Revenue: –3.7%
EBIT: –EUR 23.7m

Due to the decline in electricity distribution volumes of 2.5% in Austria, the decrease in gas distribution volumes amounting to 27.7%, as well as the above-mentioned network tariff reductions, network revenue from EVN's energy business declined by 10.2% during the period under review, to EUR 205.6m.

Higher revenue from EVN Group's cable TV and telecommunications services as well as the invoicing of intra-Group services provided by EVN Netz GmbH could not fully compensate for this negative effect, leading to a decrease in revenue of the Networks business unit as a whole by 3.7%, to EUR 256.3m. Due to the high level of fixed costs connected to operating the Networks business unit, the above-mentioned developments led to a significant reduction in the results from operating activities (EBIT) of 26.3%, to EUR 66.4m.

Energy Procurement and Supply business unit

In order to achieve an overall optimisation of EVN Group's activities in the energy business, the marketing of the electricity generated, the sourcing of the primary energy required as well as the payment for the option value of the power plants have also been encompassed within the Energy Procurement and Supply business unit, effective October 1, 2006.

Energy Procurement and Supply business unit				
	2006/07	2005/06		
	HY. 1	HY. 1	Change	
	EURm	EURm	EURm	%
Revenue	579.7	482.2	97.5	20.2
Results from operating activities (EBIT)	68.6	33.8	34.8	–
Profit before income tax	75.1	41.1	34.0	82.8
Investments	3.2	10.8	–7.6	–70.5

Revenue: +20.2%
EBIT: +EUR 34.8m

The change in the presentation of EVN Group's marketing activities for the electricity generated led to an additional revenue contribution of about EUR 77.2m in this business unit compared to the preceding year. The upward price adjustments for electricity and gas supplied to end customers also boosted revenue, despite the decrease in sales volumes. Subsequently, total revenue in the Energy Procurement and Supply business unit climbed by 20.2%, to EUR 579.7m. The results from operating activities (EBIT) of the business unit also increased, climbing by EUR 34.8m, to EUR 68.6m.

South East Europe business unit

South East Europe business unit[1]				
	2006/07	2005/06		
	HY. 1	HY. 1	Change	
	EURm	EURm	EURm	%
Revenue	324.8	210.2	114.6	54.5
Results from operating activities (EBIT)	–4.4	19.1	–23.5	–
Profit before income tax	–13.1	18.5	–31.5	–
Investments	39.7	235.9[2]	–196.2	–83.2

[1] The Macedonian company ESM AD Elektrostopanstvo na Makedonija has been included in the consolidated financial statements of the EVN Group since April 2006.
[2] Incl. payment of the purchase price of EUR 225.0m for the acquisition of ESM AD

Revenue: +54.5%
EBIT: –EUR 23.5m

Total revenue in the South East Europe business unit climbed by 54.5% in the 1st half-year 2006/07, to EUR 324.8m. Against the backdrop of the decline in revenue in Bulgaria, the result of the corresponding decrease in electricity distribution volumes, the increase in total revenue can be completely attributed to the initial consolidation of ESM AD.

Despite the negative one-off effect in last year's operating results of the restructuring measures implemented in Bulgaria, no improvement could be achieved in the period under review. This development can be primarily attributed to the mild temperatures as well as the tariff rate decisions made by the Bulgarian regulatory authority, which stipulated that increases in energy procurement prices could only be partially passed on to end customers. Moreover, increased investments for the maintenance and upgrading programme designed to cut network losses as well as provisions made for rental costs in connection with network access to third-party power generation facilities had an adverse impact on results.

The relatively high power grid losses in the network of the Macedonian subsidiary ESM AD compared to Western European standards, as well as the necessary impairment of receivables, also had an unfavourable effect on results.

Accordingly, the South East Europe business unit posted negative results from operating activities, amounting to EUR –4.4m.

Environmental Services segment

Key figures Environmental Services segment				
	2006/07	2005/06		
	HY. 1	HY. 1	Change	
	EURm	EURm	EURm	%
External revenue	106.6	135.0	–28.4	–21.0
Intra-Group revenue	4.7	4.7	–	–
Operating expenses	–87.0	–107.9	20.9	19.4
EBITDA	24.3	31.8	–7.5	–23.5
Depreciation and amortisation	–7.6	–9.8	2.1	21.8
Results from operating activities (EBIT)	16.7	22.0	–5.3	–24.2
EBIT margin (%)	15.0	15.8	–	–
Financial results	2.9	–5.3	8.2	–
Profit before income tax	19.6	16.7	2.9	17.4
Investments	10.2	3.7	6.5	–

Ongoing success of large projects

In the period under review, EVN made considerable progress in its Environmental Services business activities. The third of a total of four biological purification phases was completed at the central municipal wastewater treatment plant in Zagreb. The construction of a drinking water facility for the City of Moscow, the second largest project implemented by the WTE Group, was also successfully concluded in November 2006.

The construction of a waste incineration installation for the Russian capital, with an annual capacity of 360,000 tonnes, continues to proceed on schedule. The project involves a total investment volume of EUR 191m. Up until now, the volume of total work performed by EVN has reached a level of EUR 131m. The facility is expected to commence operations in the 4th quarter 2006/07.

Revenue: –21.0%
EBIT: –EUR 5.3m

Total revenue in the Environmental Services segment declined by EUR 28.4m in the period under review, to EUR 106.6m. The completion of the large drinking water facility for the City of Moscow had a perceptible effect on revenue, which could only be partially compensated by various new projects in Estonia, Lithuania, Poland, Cyprus and Austria. Despite a lower level of depreciation and amortisation of the capitalised profit contributions of the order backlog in the WTE Group, the results from operating activities also declined, falling by EUR 5.3m, to EUR 16.7m. In addition to the above-mentioned conclusion of the large-scale project in Moscow, the main reason for this development was the scheduled revision of the waste incineration plant in Dürnrohr. In contrast, the financial results of the Environmental Services segment improved by EUR 8.2m, to EUR 2.9m, due to the higher profit contributions of the wastewater treatment plant in Zagreb, as well as interest income derived from leasing payments for the drinking water installation.

Segment reporting by area of business

EURm	Energy		Environmental Services		Strategic Investments and Other Business		Elimination		Total	
	2006/07 HY. 1	2005/06 HY. 1	2006/07 HY. 1	2005/06 HY. 1	2006/07 HY. 1	2005/06 HY. 1	2006/07 HY. 1	2005/06 HY. 1	2006/07 HY. 1	2005/06 HY. 1
External revenue	1,132.7	1,028.5	106.6	135.0	13.3	16.3	–	–	1,252.7	1,179.8
Intra-Group revenue	4.7	4.8	4.7	4.7	24.8	19.1	–34.2	–28.6	–	–
Operating expenses	–901.8	–790.0	–87.0	–107.9	–41.6	–35.9	33.9	27.9	–996.5	–905.8
EBITDA	235.6	243.3	24.3	31.8	–3.5	–0.4	–0.3	–0.7	256.1	274.0
Depreciation and amortisation	–76.0	–72.9	–7.6	–9.8	–1.0	–1.2	0.3	0.7	–84.3	–83.2
Results from operating activities (EBIT)	159.6	170.4	16.7	22.0	–4.5	–1.6	–	–	171.9	190.8
EBIT margin (%)	14.0	16.5	15.0	15.8	–11.8	–4.6	–	–	13.7	16.2
Financial results	–10.4	–1.5	2.9	–5.3	84.0	92.5	–1.9	–4.2	74.6	81.4
Profit before tax	149.3	168.9	19.6	16.7	79.5	90.8	–1.9	–4.2	246.5	272.2
Investments	75.4	305.3[1)]	10.2	3.7	0.5	0.2	–	–	86.0	309.2[1)]

1) Incl. payment of the purchase price of EUR 225.0m for the acquisition of ESM AD

Segment reporting by region

EURm	Austria		South East Europe		Central and Eastern Europe		Total	
	2006/07 HY. 1	2005/06 HY. 1	2006/07 HY. 1	2005/06 HY. 1	2006/07 HY. 1	2005/06 HY. 1	2006/07 HY. 1	2005/06 HY. 1
Revenue	851.3	863.0	324.8	210.2	76.6	106.6	1,252.7	1,179.8
Results from operating activities (EBIT)	167.5	162.2	–4.4	19.1	8.8	9.6	171.9	190.8
Investments	42.9	72.7	39.7	235.9[1)]	3.4	0.6	86.0	309.2[1)]

1) Incl. payment of the purchase price of EUR 225.0m for the acquisition of ESM AD

The EVN share

Ongoing positive trend

The generally positive trend on the international stock markets continued in the 1st half-year 2006/07, though shortly interrupted by a downward adjustment at the end of February/beginning of March. The German DAX showed a rise of 15.2% in the period October 2006 – March 2007, whereas the European Euro Stoxx share index registered 7.2% growth during this time.

The Vienna benchmark index ATX even surpassed the favourable development on the international stock exchanges, posting an impressive gain in value of 20.1% in the 1st half-year 2006/07. At the same time, the Dow Jones Euro Stoxx Utilities index, which is relevant to EVN, posted a rise of 11.8%. In the same period, the EVN share registered a gain of 1.4%, closing at EUR 84.74 at the end of March 2007. This corresponds to a market capitalisation of EUR 3.6 billion. Turnover in EVN shares remained stable compared to the previous year. On average, some 22,000 EVN shares were traded on the Vienna Stock Exchange daily during the period under review.

EVN share – index weighting	
	30.3.2007
ATX (Austrian Traded Index)	1.28%
ATX Prime	1.02%
WBI (Vienna Stock Exchange Index)	2.25%

EVN share price – relative development



Base: 1.10.2005
150
140
130
120
110
100
90
%
Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Jan | Feb | Mar
2006
EVN closing price
ATX
Dow Jones Euro Stoxx Utilities
2007

EVN share – performance				
		2006/07	2005/06	2004/05
		HY. 1	HY. 1	HY. 1
Share price at the end of March	EUR	84.74	83.75	53.80
Highest price	EUR	95.49	86.00	57.40
Lowest price	EUR	81.51	65.20	40.90
Value of shares traded[1]	EURm	476	431	234
Average daily turnover[1]	Shares	21,900	22,678	18,771
Share of total turnover[1]	%	0.62	0.85	0.94
Market capitalisation at the end of March	EURm	3,464	3,424	2,199

[1] Vienna Stock Exchange

Financial calendar 2006/07[1)]

- Results Q. 1–3 2006/07 — August 28, 2007
- Annual results 2006/07 — December 13, 2007

[1)] Preliminary

EVN share – basic information	
Share capital, denomination	EUR 99,069,392.62 40,881,455 non-par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listing	Vienna
ADR programme; depositary	Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings	A1, stable (Moody's) A, stable (Standard & Poor's)

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Klára Székffy
Phone +43 2236 200-12745
Fax +43 2236 200-82745
E-Mail investor.relations@evn.at

www.evn.at
www.investor.evn.at
www.responsibility.evn.at

END

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